

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 9, 2009

Mr. Scott A. Caldwell
President and Chief Executive Officer
Allied Nevada Gold Corp.
9600 Prototype Court
Reno, Nevada 89521

> **Re: Allied Nevada Gold Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **Schedule 14A Filed April 29, 2008**
> **Form 10-Q for Quarterly Period Ended September 30, 2008**
> **Filed November 13, 2008**
> **Response Letter Dated January 16, 2009**
> **File No. 001-33119**

Dear Mr. Caldwell:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Hycroft Brimstone Open Pit Mine Reactivation, page 2

1. We note your response to our comment number 1. Please note that when making statements of beliefs or claims concerning the company, such statements should either be qualified by a statement that such claim or belief is in fact a statement of belief and is not a proven fact, or otherwise such statements should be removed in their entirety.

Report of Independent Registered Public Accounting Firm, page 66

2.   In regards to our prior comment number five, please contact us at your earliest convenience to further discuss this matter.

Mineral Interests, page 73

3.   We note in your response to our prior comment number eight you state the costs in question are drilling costs and related assaying costs directed at targets within a mineable pit in order more effectively exploit an existing proven and probable reserve and that these costs should be classified as mine development drilling instead of exploration costs. In your future filings, please expand your accounting policy disclosure within your footnotes and elsewhere within your filing to make this distinction clear to the reader. In your response to this comment, please provide us with a sample of your proposed future disclosure.

4.   We note from your response to our prior comment number nine that you were not reimbursed exploration costs, despite your disclosure of a policy to net reimbursements against exploration expenses. In future filings, please either remove the accounting policy disclosure in question if it does not apply to your results of operations, or expand your disclosure to state that no such amounts were incurred in the periods reported. In your response to this comment, please provide us with a sample of your proposed disclosure.

5.   We note your response to our prior comment number 10 and are not in a position to agree with your conclusion. Please contact us at your earliest convenience to further discuss this matter.

Footnote 13 – Related Party Transactions, page 88

6.   We have reviewed your response to our prior comment number 11. The preamble you reference applies as general guidance in such instances where other specific guidance does not exist. In this instance, paragraph (k)(1) of Rule 4-08 provides guidance more specifically addressing related party transactions:

> (k) *Related party transactions which affect the financial statements.* (1) Related party transactions should be identified and the amounts stated on the face of the balance sheet, income statement, or statement of cash flows.

Accordingly, please expand your disclosure on the face of your financial statements to identify material related party amounts pursuant to Rule 4-08(k)(1) of Regulation S-X. In your response to this comment, please provide us with a sample of your expanded disclosure.

Proxy Statement on Schedule 14A filed April 29, 2008

Corporate Cease Trade Orders and Other Proceedings, page 6

7.   We note your response to our comment number 13. Please confirm in writing that, in all relevant future filings, to the extent that such information is material to investors, you will continue to include disclosure concerning the compliance matters.

Management Compensation, page 8

Perquisites and Other Personal Benefits, page 10

8.   We note your response to our prior comment number 14. Please provide disclosure to clarify either that the payments made under the relocation packages are perquisites to such employees who receive them, or, alternatively, affirmatively confirm that such relocation packages are available to all of the employees of the company.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Note 6 – Mine Development Costs, page 7

9.   In regards to your response to our prior comment number 16, we note you calculate your units of production based depletion using the proven and probable reserves, which you refer to as "projected recoverable ounces". Please confirm to us that in future filings, you will expand your disclosure to clarify that "projected recoverable ounces" are derived from proven and probable reserves. Please provide us with a sample of your expanded disclosure.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Giugliano at (202) 551-3319 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact John Madison at (202) 551-3296, Michael Karney at (202) 551-3847 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director